VIA FAX AND FEDEX

February 6, 2006

Securities and Exchange Commission

10 F Street, N.E.

Washington, DC 20549

Attention:	Amit Pande
Assistant Chief Accountant

Re:	AmeriCredit Corp.
Form 8-K
Filed January 23, 2006
File No. 001-10667

Dear Mr. Pande:

In reference to your letter dated January 26, 2006 concerning a comment related to the above referenced filing of AmeriCredit Corp. (the “Company”), we respond as follows:

1.	We wish to advise the staff that we filed our restated financial statements today, February 6, 2006.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses or if additional information is necessary, please contact the undersigned at (817) 302-7082.

Sincerely,

/s/ Chris A. Choate

Chris A. Choate

Executive Vice President,

Chief Financial Officer and Treasurer